                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: NEW MANAGEMENT STRUCTURE TO BOOST TELEVISION GROWTH

Riccardo Perissich Chairman and Enrico Parazzini CEO

Fabrizio Grassi General Manager to control and coordinate business

Antonio Campo Dall’Orto General Manager Television

Milan, October 19, 2005 – At today’s meeting chaired by Riccardo Perissich, the Telecom Italia Media (Telecom Italia Group) Board of Directors approved the company’s new management structure, frontrunning the completion of the incorporation of La7 Televisioni into Telecom Italia Media. The merger was announced on September 6 and is scheduled to be concluded by the end of the year. The reorganization is geared to drive the company’s development and focus on its core media business – also in relation to the prospects of a rapid growth of digital terrestrial television - by differentiating the managerial responsibility of TV operations and the coordination and control of business.

Riccardo Perissich confirmed as Chairman, while Enrico Parazzini remains CEO. Two General Managers appointed to report to the CEO:

•

Fabrizio Grassi is General Manager in charge of coordinating and overseeing business, and in addition responsible for cross-company issues and the management of technological infrastructure;

•

Antonio Campo Dall’Orto is General Manager of Television, responsible for the company’s analogue and digital terrestrial television business in terms of content strategy and acquisition, optimization and management of the production process, and commercial development.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 19th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer